1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 2, 2026	www.integraresources.com

INTEGRA APPOINTS AUSENCO TO LEAD DETAILED ENGINEERING AT DELAMAR, NEPA PUBLIC SCOPING PERIOD UNDERWAY

Vancouver, British Columbia - June 2, 2026 - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the appointment of Ausenco Engineering USA South Inc. ("Ausenco") as lead engineering partner for detailed engineering activities at the Company's DeLamar Project ("DeLamar" or the "Project") in southwestern Idaho. As part of the engagement, Ausenco has retained SLR Consulting ("SLR"), which brings specialized heap leach engineering, metallurgy, and mine planning expertise to the Project. The start of detailed engineering marks a significant step in project development for DeLamar and coincides with the launch of the public scoping and stakeholder engagement period of the National Environmental Policy Act ("NEPA") review process.

The Company announced on May 29, 2026, that the United States Bureau of Land Management ("BLM") has published the Notice of Intent ("NOI") in the Federal Register. The publication of the NOI started the 30-day public scoping and stakeholder engagement period of the NEPA process. Concurrent with the NEPA process, Ausenco and Integra will advance detailed engineering at DeLamar, with the final Environmental Impact Statement ("EIS") and Record of Decision ("ROD") from the BLM anticipated in the second half of 2027.

"Entering the detailed engineering phase at DeLamar is a major milestone for the Company. As one of the largest and most advanced heap leach projects currently in the NEPA process, DeLamar has the potential to drive long-term economic growth and job creation in southwestern Idaho," said George Salamis, President, Chief Executive Officer and Director of Integra. "The appointment of Ausenco strengthens the Company's position to advance DeLamar as the Company progresses through the NEPA process."

Cliff Lafleur, Chief Operating Officer of Integra, commented: "We have assembled an experienced detailed engineering team led by Ausenco, which has a proven track record of executing similar mandates on open pit projects of this scale. Detailed engineering work is already underway and will continue through Q1 2027, with long-lead procurement activities beginning in the second half of this year and continuing through 2027. The detailed engineering, along with the expected receipt of the final EIS and ROD next year, will inform a construction decision for DeLamar."

Ausenco is a globally recognized engineering, consulting and project delivery firm with extensive experience in the design and construction of precious metals mining projects worldwide, including several recent North American gold and silver developments.  Under the scope of work with Integra, Ausenco will lead detailed engineering and execution readiness activities for the Project. These activities will include engineering design advancement, procurement planning, constructability reviews, project execution planning, and support for future development activities.

SLR, which recently acquired Forte Analytical and Forte Dynamics ("Forte"), will focus on heap leach engineering, metallurgy and mine planning. SLR (Forte) prepared the technical report for DeLamar titled "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" dated February 2, 2026, with an effective date of December 8, 2025, available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

About Ausenco

Ausenco is a global engineering, consulting and project delivery firm built for the minerals and metals industry. With three decades of global experience, Ausenco works alongside clients to navigate complex challenges from first study to final closure-across every phase, on five continents. Deeply rooted in the minerals and metals industry, their people combine technical depth, hands-on expertise, and hard-earned insight to deliver practical, forward-thinking solutions that reduce risk and unlock value. More information on Ausenco is available at: www.ausenco.com.

About SLR

SLR is a global leader in sustainability solutions, with a team of 5,000+ talented professionals operating from a network of offices in Europe, the Americas, Asia-Pacific, Africa, and the Middle East.  SLR partners with mining and investment clients globally, serving as their trusted experts and providing integrated technical, advisory, and sustainability solutions across the entire mining lifecycle. More information on SLR is available at: www.slrconsulting.com.

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the completion and expected timing of the EIS and ROD; the potential benefits of the appointment of Ausenco and SLR; the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.